UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                          SCHEDULE 13D/A
                          (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS
            FILED PURSUANT TO 13d-1(a) AND AMENDMENTS
               THERETO FILED PURSUANT TO 13d-2(a)

                        (Amendment No. 1)*

            UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           Kevco, Inc.
            -----------------------------------------
                         (Name of Issuer)

             Common Stock, par value $0.01 per share
            -----------------------------------------
                  (Title of Class of Securities)

                           492716-10-5
                       -------------------
                          (CUSIP Number)

                    Daniel S. Sternberg, Esq.
                Cleary, Gottlieb, Steen & Hamilton
              One Liberty Plaza, New York, New York
                          (212) 225-2000
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     (Name, Address and Telephone Number of Person Authorized
              to Receive Notices and Communications)

                        December 23, 1998
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     (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of ss.ss.
240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 492716-10-5           13D              Page 2 of 5

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1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      (ENTITIES ONLY)

      Jerry E. Kimmel
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      (a)  [ ]
      (b)  [X]
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3.    SEC USE ONLY


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4.    SOURCE OF FUNDS*

      N/A
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5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e) [  ]

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6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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NUMBER OF     7.    SOLE VOTING POWER

SHARES              3,744,760
             ----------------------------------------------------
BENEFICIALLY  8.    SHARED VOTING POWER

OWNED BY            0
             ----------------------------------------------------
EACH          9.    SOLE DISPOSITIVE POWER

REPORTING           3,744,760
             ----------------------------------------------------
PERSON WITH   10.   SHARED DISPOSITIVE POWER

                    0
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      3,744,760
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12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES* [  ]

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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      approximately 54.6%
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14.   TYPE OF REPORTING PERSON*

      IN
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              *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No. 492716-10-5           13D              Page 3 of 5


           This Amendment No. 1 (this "Amendment") amends and supplements the Schedule 13D filed on February 13, 1997, of Jerry
E. Kimmel("Kimmel"), with respect to the ownership of common stock, par value $0.01 per share ("Common Stock") of Kevco, Inc. (the "Company").


Item 4.  Purpose of Transaction.

           Add the following:

           On December 23, 1998, the Company entered into a Stock Purchase Agreement dated as of December 23, 1998 with Wingate Partners II, L.P., a Delaware limited partnership ("Wingate")(the "Company Stock Purchase Agreement"), pursuant to which the Company would issue to Wingate (i) 2,679,440 newly-issued shares of Common Stock for a purchase price of $7.25 a share, (ii) 1,734,353 newly-issued shares of non-voting Common Stock for a purchase price of $7.25 a share, and (iii) a warrant to acquire 882,759 shares of non-voting Common Stock for $10.25 a share.

           Concurrently with the transaction described above, Wingate, Kimmel and the Company (for certain purposes) entered into a Stock Purchase Agreement (the "Kimmel Stock Purchase Agreement") pursuant to which Wingate would purchase from Kimmel
(i) 1,103,448 shares of Common Stock for a purchase price of $7.25 a share and (ii) a warrant to acquire additional 220,690 shares of Common Stock for $10.25 a share. The consummation of the Kimmel Stock Purchase Agreement is subject to, among other things, the consummation of the Company Stock Purchase Agreement.

           The foregoing description of the Kimmel Stock Purchase Agreement and the Company Stock Purchase Agreement is qualified in its entirety by reference to the copies of the Kimmel Stock Purchase Agreement and the Company Stock Purchase Agreement and the exhibits thereto, filed as Exhibit 2.2 and Exhibit 2.1, respectively, to the Company's Current Report on form 8-K, dated December 30, 1998 incorporated herein by reference.


Item 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to Securities of the Issuer

           Add the following:

           See Item 4 regarding the Kimmel Stock Purchase
Agreement.


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CUSIP No. 492716-10-5           13D              Page 4 of 5


Item 7.  Materials to be Filed as Exhibits.

           Add the following:

      1. Stock Purchase Agreement, dated December 23, 1998 among Wingate Partners II, L.P., Jerry E. Kimmel and Kevco, Inc. (incorporated herein by reference to Exhibit 2.2 of the Company's Current Report on Form 8-K dated December 30, filed with the Commission on December 30, 1998.

      2. Stock Purchase Agreement between Kevco, Inc. and Wingate Partners II, L.P.(incorporated herein by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K dated December 30, filed with the Commission on December 30, 1998

CUSIP No. 492716-10-5           13D              Page 5 of 5


                             SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 30, 1998




                             /s/  Jerry E. Kimmel
                             ---------------------------
                             Name: Jerry E. Kimmel